Pineapple Express Cannabis Company
12301 Wilshire Blvd Ste 302
Los Angeles, CA 90025

February 12, 2025

Dear Board of Directors:

Please accept this letter as official notice of my resignation as CEO, President and as a Director of Pineapple Express Cannabis Company (the "Company"). This notice is effective immediately. My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

It has been a pleasure to serve and to contribute to the fulfillment of the Company's goals and objectives.

Regards,

____
Matthew Feinstein